Item (d)(4)

Investment Advisory Agreement
Between
The FBR Family of Funds
And
FBR Fund Advisers, Inc.

Schedule A

Name of Fund	Fee*

FBR Financial Services Fund	0.90%
FBR Small Cap Financial Fund	0.90%
FBR Small Cap Value Fund	0.90%
FBR Technology Fund	0.90%
FBR/IPAA Energy Index Fund	0.375%

* As a percentage of average daily net assets.  Note, however, that the Adviser shall have the right, but not the obligation, to voluntarily waive any portion of the advisory fee from time to time.

 VI-6